Correspondence

                           Navstar Media Holdings Inc.
                          26, Chaowai Road, Suite A2205
                    Chaoyang District, Beijing, 100020, China

July 10, 2006


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington DC, 20549
Attn: Wilson K. Lee
         Linda Van Doorn

          Re:   Navstar Media Holdings, Inc.
                Form 10-KSB for the year ended December 31, 2005
                Filed on 4/17/2006
                File No. 000-50340

Mr. Lee and Ms. Doorn:

     Set forth below are the Navstar Media Holdings, Inc. (the "Company") responses to the Staff's comment letter dated June 19, 2006 with respect to the above referenced periodic report of the Company. We have reproduced the Staff's comments, following each with the Company's response. References in this letter to "we", "our" or "us" mean the Company or its advisors, as the context may require.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2005
------------------------------------------------

Financial Statements and Notes
------------------------------

Note 8 - Business Combinations, pages F-19 - F-20
-------------------------------------------------

1. Please provide the purchase price allocation for the HTM acquisition as of the June 30, 2004 acquisition date and August 9, 2005 for the additional 15% investment. Your response should include the factors that contributed to the recognition of goodwill, information regarding contingent consideration and the number of shares of equity interests issued or issuable, the value assigned to those interests, and the basis for determining that value. In addition, in November 2005, you agreed to amend your previous agreements to cancel all obligations with the exception of the $1.1 million capital contribution. Tell us the reasons for this amendment, how you accounted for this amendment and your basis in GAAP for this treatment.

     Response: On June 30, 2004, the Company (through its subsidiary, Navistar Communications Holdings) completed the acquisition of 55% of HTM. The purchase price for the HTM acquisition was originally $2,100,000, in which $1,500,000 cash was an additional capital contribution to HTM in cash and equivalent to US$600,000 of common shares of the Company to the original shareholders when the Company's common stock trades on the US OTC Bulletin Board stock market. As of 6/30/04, HTM's net assets were $1,949,243. As a result, the goodwill was calculated as follows:

             Purchase price                                       $ 2,100,000
             55% ownership ($1,949,243*.55)                         1,072,084
             Goodwill ($2,100,000 - $1,072,083.65)                  1,027,916

     On August 9, 2005, the Company entered into an agreement to increase its ownership interest in HTM from 55% to 70%. The Company agreed to issue to HTM's original shareholders, common shares equivalent to $573,000 as consideration for the increased ownership interest. Additional goodwill was calculated using the net asset as of 7/31/05, $2,332,884, as follows:

              Purchase price                                       $ 573,000
              15% Ownership ($2,332,884*15%)                         349,933
              Goodwill ($573,000-349,933)                            223,067

     As a result, the total goodwill generated from acquiring a 70% ownership interest in HTM was revised to $1,250,984.

     Since the Company did not trade on the US OTC Bulletin Board stock market until November 2005, the obligation to issue common shares was recorded as a liability ("due to shareholders").

     In November 2005, the Company and all original shareholders of HTM mutually agreed to amend the previous agreements and to cancel all obligations (including issuance of common shares to original shareholders,) with the exception of the $1.1 million capital contribution. This amendment of the agreement was a result of further negotiation between the Company and HTM's original shareholders and reflected the feeling by all parties that the difficulties in determining the value of common shares issues by the then private company led to an original price that was too high. The amendment also allows the Company to move forward with a lesser burden of payment obligations so can better position itself in the market.

     According to FASB 141, business enterprises are required to compare the consideration paid with the fair value of net assets acquired. The amended agreement of November, 2005 required us to revalue the acquisition; an agreement that now involved only the promise to pay a purchase price of $1,100,000 with no shares of stock issued to the shareholders of HTM. The resultant reduction in consideration paid for the HTM acquisition eliminated the previously recognized $1.25 million in goodwill and due to shareholders, accordingly during the fourth quarter of 2005.

2. Further to our previous comment, you state there was an offsetting write down of both goodwill and paid in capital during the fourth quarter of 2005. You do not reflect your $1.25 million write down in goodwill on your consolidated statements of shareholders' equity. Please clarify and reconcile the amounts disclosed in Note 8 related to the HTM acquisition to your statement of shareholders' equity.

     Response: The Company (through its subsidiary, Navistar Communications Holdings) completed the acquisition of 70% of HTM by certain cash as additional capital contribution to HTM and certain common shares of the Company to the original shareholders when the Company's common stock trades on the US OTC Bulletin Board stock market. Since the Company did not trade on the US OTC Bulletin Board stock market until November 2005, the Company never issued any common shares in connection with this acquisition. The obligation to issue common shares was treated as a liability ("due to shareholders") on the books of the Company. As a result, the $1.25 million write down in goodwill was only reflected in the Company's liability to shareholders. We have revised Note 8 to reflect this fact.


     Note 8 -- BUSINESS COMBINATIONS, page F-18 to F-19
     --------------------------------------------------

     On June 30, 2004, the Company completed the acquisition of 55% of HTM, which was established in Beijing, PRC in 1998 and is in the business of buying, selling and producing TV programming and films. The Company has agreed to invest US$1,500,000 into HTM in three installment payments, and to issue shares of common stock equivalent to US$600,000 to HTM's original shareholders ("OS") when the Company's common stock trades on the US OTC Bulletin Board stock market.

     On August 9, 2005, the Company increased its interest in HTM from 55% to 70%. The Company will issue common shares equivalent to US$573,000 to HTM's OS in connection with the increased ownership. These transactions resulted in the Company recording goodwill of approximately $1,250,984 on its unaudited financial statements included in form 8K filed on October 28, 2005.

     In November 2005, the Company and the HTM OS agreed to amend all previous agreements, whereby, the HTM OS agreed to waive any and all other payment obligations payable from NCHL to HTM's OS. The parties agreed to keep the additional working capital contribution of US$1,100,000. As of December 31, 2005, the Company has contributed $448,500; the remaining balance of $651,500 will be paid within two years upon the renewal of business license of HTM. If the Company does not fulfill the payment terms within two years after the renewal of the business license, the agreement to increase ownership by 15% will be revoked. The value of the common stock issued has been discounted to approximately $1,041,122. Since the Company did not trade on the US OTC Bulletin Board stock market until November 2005, the Company never issued any common shares in connection with this acquisition. The obligation to issue common shares was treated as a liability ("due to shareholders") on the books of the Company. These agreements resulted in eliminations of goodwill and the Company's liability to shareholders during the fourth quarter of 2005.

     On November 30, 2005, pursuant to the terms of a Merger Agreement, 100% of the outstanding shares of Navistar Communications Holdings Limited (Navistar HK), a Hong Kong Corporation, were exchanged for 10% of the outstanding shares of Premier Nevada, the sole subsidiary of Premier Document Services, Inc.. Prior to this time, Premier Document Services, Inc. had operated as a public shell, with no meaningful commercial activities. Thereafter, the Premier Nevada subsidiary was merged into its parent and 17,988,434 shares of the Premier's common stock, were distributed to the previous holders of Navistar HK.

     Also on November 30, 2005, the Company changed its name from Premier Document Services, Inc. to Navstar Media Holdings, Inc (Navstar). The officers and directors of Navistar HK became the officers and directors of Navstar. The company maintains no residual operations or assets from the former Premier Document Services, Inc.

     On December 18, 2005, the Company entered into a Master Agreement with the shareholders of Dong Fang Zheng Yi Film & TV Communication Co., Ltd. and Beijing Dong Fang Zheng Yi Film Investment Consulting Co., Ltd. (collectively, "Dong Fang Group") to acquire operational control of Dong Fang Group and acquire a 70% ownership interest in Dong Fang Group. Pursuant to the Master Agreement, the Company, contingent upon the results of due diligence, agreed to issue 6.2 million shares of its common stock to existing shareholders of Dong Fang Group and also agreed to pay $800,000 to such shareholders, while committing to invest another $1.6 million into Dong Fang Group operations. On March 31, 2006, the agreement was rescinded (see note 12 below.)

3. We have read your response to comment 3. You reevaluated the stock price used for the acquisition and decided that the book value was the best, verifiable estimate of purchase consideration. Measurement of the value of the business combination should be based on the fair value of the consideration given or the fair value of the asset acquired, whichever is more readily determinable. Tell us how you determined that book value of the assets acquired represents fair value.

     Response: In the process of evaluating the fair value of the assets acquired from HTM, we obtained audited financial statements and detailed schedules of all the assets and liabilities, noting the following observations:

          o Most of the fixed assets (equipment and fixtures) were purchased within the previous18 month period and depreciation of these assets was properly calculated and accounted-for.
          o Intangible assets (licensed programming primarily) were also acquired a short period of time prior to the acquisition and the amortization was properly calculated and accounted-for.
          o Long-term investments were comprised of joint production of TV episodes, for which HTM did not exercise primary control over production. Thus, the cost method was used to record and value the transaction.
          o All liabilities were recorded at their face value on the statements and were short-term in nature.
          o Net income from HTM fluctuated measurably from quarter to quarter. Indeed, their operations showed a net loss for 2005, indicating that a valuation based on net income was insufficient to support the purchase price paid.

     Based on the above observations, we concluded that any differential between the fair value and book value of HTM's net assets was immaterial, thus concluding that the book value of the net assets acquired reasonably represented fair value.

     In connection with our response to the comments, we have caused the Form 10-KSB to be duly amended and filed as required. Should you have any further questions or comments, please do not hesitate to contact the undersigned.

     Sincerely,



     /s/ Jeffrey B. Spear
     --------------------
     Jeffrey B. Spear
     Chief Financial Officer
     Navstar Media Holdings, Inc.
     (585) 208 6349